March 17, 2006



Ms. Beverly Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901


	Re:	PrimeEnergy Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 6, 2005
      File No. 001-15006


Dear Ms. Cummings:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.



Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. Please submit your response letters under this heading in electronic format on Edgar as Correspondence as required by Rule
101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

Note 1. Description of Operations and Significant Accounting
Policies, page F-8

Consolidation and Presentation, page F-8

2. We reviewed your responses to prior comment two. Please expand your analysis to specifically address FIN 46-R. You are welcome to contact us at your earliest convenience.

Note 7. Contingent Liabilities, page F-14

3. We have reviewed your response to prior comment number seven.
Please address each of the following with respect to your obligations to certain partnerships as the general partner:

* Please clarify whether or not your estimate of liabilities includes asset retirement obligations. We note your disclosure refers to liabilities in the context of expenses incurred to date for remediation and compliance with laws and regulations.

* Please tell us whether or not you considered the guidance in FIN
45
and SFAS 150 when determining how to account for your commitment to offer to purchase the limited partner interests in certain of your managed partnerships.

* Please expand your analysis to address the total future purchase commitment rather than the expected annual commitment.

* Please indicate whether or not the amount you are required to offer for the limited partner interest represents fair value at the time of the purchase.



Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Regina Balderas at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

??

??

??

??

Ms. Beverly Cummings
PrimeEnergy Corporation
March 17, 2006
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010